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                            December 6, 2022

       Dale Bowen
       Chief Financial Officer
       Instructure Holdings, Inc.
       6330 South 3000 East
       Suite 700
       Salt Lake City, UT 84121

                                                        Re: Instructure
Holdings, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            Form 10-Q for the
Quarter Ended September 30, 2022
                                                            Filed November 2,
2022
                                                            File No. 001-40647

       Dear Dale Bowen:

              We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 7, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 51

   1. We note your response to prior comment 1. Given that you consider the number of customers to be a key
performance indicator in managing your business, it remains
                                                        unclear why an exact
customer count with an explanation of the factors impacting such measure would not be
relevant to investors. Please revise and ensure that you include a discussion of any
significant fluctuations in this metric from period to period.
 Dale Bowen
Instructure Holdings, Inc.
December 6, 2022
Page 2
Results of Operations, page 54

2. We note your response to prior comment 2. Please revise your non-GAAP reconciliations to separately present transaction expenses, impairment charges and other non-recurring costs. To the extent the impairment charges relate to various asset groups (e.g. goodwill, held-for-sale, leases, etc.), include a breakdown of such charges in a footnote to the non-
       GAAP reconciliation. Also, provide us with a breakdown of other non-recurring costs and, to the extent material, include such information in a footnote to the reconciliation.
3. We note from your proposed disclosures in response to prior comment 3 you intend to disclose that the increase in revenue is due to expanded use of your solutions. However, it remains unclear whether such usage is from new or existing customers or from recent acquisitions. Considering your key metrics relate to the growth of your total customer base and retention and expansion of your existing customer base, please revise to include either the dollar amount or percentage change in revenue attributable to both new and existing customers to add further context to the impact of the key performance indicators used in managing your business. Also, to the extent that any acquisition during the period materially impacted revenue, revise to include a quantified discussion of such impact.
Form 10-Q for the Quarter Ended September 30, 2022
Notes to Unaudited Condensed Consolidated Financial Statements
Note 15. Commitments and Contingencies, page 23

4. We note your reference to "losses that could potentially result from this lawsuit" in your response to prior comment 4. Please revise your proposed disclosures to more clearly state, if true, that it is reasonably possible that a loss in excess of amounts accrued may be incurred but that the amount of such loss or range of loss cannot be reasonably estimated.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



                                                               Sincerely,
FirstName LastNameDale Bowen
                                                               Division of
Corporation Finance
Comapany NameInstructure Holdings, Inc.
                                                               Office of
Technology
December 6, 2022 Page 2
cc:       Matt Kaminer
FirstName LastName